UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: November 19, 2002
(Date of earliest event reported)

Commission file number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-11337	WPS RESOURCES CORPORATION (A Wisconsin Corporation) 700 North Adams Street P. O. Box 19001 Green Bay, WI 54307-9001 920-433-4901	39-1775292

ITEM 5.   OTHER EVENTS AND REGULATION FD DISCLOSURE.

(a) UNDERWRITING AGREEMENT. The Registrant has entered into an underwriting agreement with A. G. Edwards & Sons, Inc., Robert W. Baird & Co. Incorporated and Legg Mason Wood Walker, Incorporated (the "Underwriting Agreement") in connection with the offering of $100,000,000 aggregate principal amount of the Registrant's 5.375% Senior Notes Due December 1, 2012 (the "Senior Notes"), registered with the Securities and Exchange Commission on Form S-3 (Reg. No. 333-88525). The Underwriting Agreement is filed herewith as Exhibit 1.

(b) INDENTURE. The Registrant entered into a Second Supplemental Indenture with U.S. Bank, National Association, as trustee, in connection with the offering of the Senior Notes. A copy of the Second Supplemental Indenture is filed herewith as Exhibit 4A.

ITEM 7.   FINANCIAL STATEMENTS AND EXHIBITS

(a)   Not applicable.

(b)   Not applicable.

(c)   <u>Exhibits</u>. The following exhibits are being filed herewith:

1   Underwriting Agreement, dated as of November 19, 2002 between WPS Resources Corporation and A. G. Edwards & Sons, Inc., Robert W. Baird & Co. Incorporated and Legg Mason Wood Walker, Incorporated

4A   Second Supplemental Indenture dated as of November 1, 2002 between WPS Resources Corporation and U.S. Bank, National Association

4B   Form of 5.375% Senior Note Due December 1, 2012 (set forth in Appendix I to Second Supplemental Indenture filed herewith as Exhibit 4A).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WPS RESOURCES CORPORATION

By: /s/ Joseph P. O'Leary
 Joseph P. O'Leary
 Senior Vice President
 and Chief Financial Officer

Date: November 25, 2002

WPS RESOURCES CORPORATION

Exhibit Index to Current Report on Form 8-K
Dated November 19, 2002

Exhibit
Number

1   Underwriting Agreement, dated as of November 19, 2002 between
           WPS Resources Corporation and A. G. Edwards & Sons, Inc., Robert W.
           Baird & Co. Incorporated and Legg Mason Wood Walker, Incorporated

4A   Second Supplemental Indenture dated as of November 1, 2002 between
           WPS Resources Corporation and U.S. Bank, National Association

4B   Form of 5.375% Senior Note Due December 1, 2012 (set forth in
           Appendix I to Second Supplemental Indenture filed herewith as Exhibit
           4A).